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RECEIVED

2007 APR 19 A 8:?8

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

April 18, 2007

07022706

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

SUPPL

PROCESSED

APR 2 3 2007

THOMSON FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 4/19

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

4491547_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Disclosure material dated April 18, 2007 regarding the completion of the acquisition of Gallaher Group plc by the Company and its supplemental material.

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below is included in EXHIBIT B hereto)

1. Press Release (with an appendix for the release)

Date	Title
1) 04/18/2007 (04/18/2007)	Completion of the Acquisition of Gallaher Group Plc by JT

Note: The dates in parentheses are the dates of the releases in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Disclosure material dated April 18, 2007 regarding the completion of the acquisition of Gallaher Group plc by the Company and its supplemental material.

   Disclosure material regarding the completion of the acquisition of Gallaher Group plc, filed with the listed Stock Exchanges of Tokyo Osaka, Nagoya, Fukuoka and Sapporo. The supplemental material includes the Company's announcement regarding the appointment of a new Executive Committee of JT International, the Company's international tobacco operation.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Philip Gawith / Suzanne Bartch / Peter Ogden
(PR adviser to JT)
The Maitland Consultancy
London: +44-20-7379-5151

Completion of the Acquisition of Gallaher Group Plc by JT

Tokyo, April 18, 2007 -- Japan Tobacco Inc. (JT) (TSE: 2914) is pleased to announce that the scheme of arrangement has today become effective[1] and that Gallaher Group Plc (Gallaher) is now part of the JT Group. Accordingly, the listing of Gallaher shares has now been cancelled.

JT also announces the appointment of a new Executive Committee of JT International (JTI), JT's international tobacco operation, which continues to be headed by Pierre de Labouchere. The Executive Committee is leading the integration of Gallaher into JTI, ensuring realization of the full benefits of the acquisition. The new Executive Committee includes two former Gallaher executives, Stefan Fitz and Eddy Pirard, who will manage the Central Europe / Nordic region and the United Kingdom / Ireland, respectively.

The development of an integration plan is underway and should be completed in August.

"I am pleased to welcome Gallaher and its employees into the JT Group. We have already enjoyed excellent support and co-operation from the Gallaher team which promises well for a successful future together," said Hiroshi Kimura, President and CEO of JT. "This acquisition is a significant milestone in the development of JT's international tobacco business, which was built upon the expertise and commitment of its management and workforce. Gallaher will provide JTI with significant economies of scale, better geographical balance and stronger market positions, as well as further growth opportunities."

[1] In addition to the unconditional anti-trust clearances for the EU, Russia and South Africa, which JT announced earlier this year, similar clearances have been obtained for Ukraine, Turkey, Serbia, Albania and Taiwan.

JT

JT's forecast financial results for the fiscal year ending March 31, 2008, which are expected to be announced on April 27, 2007, will not incorporate Gallaher's forecast results for the consolidated period. The company's forecast financial results for the year, including Gallaher's results, will be developed in the course of the formulation of the integration plan.

Supplemental material relating to the acquisition of Gallaher can be found on JT's website (http://www.jti.co.jp/JTI/IR/GLH/070418_Gallaher_Acquisition_Appendix.pdf).

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.

JT

Reference

New Executive Committee of JTI (effective as of April 18)

President and Chief Executive Officer	Pierre de Labouchere
Executive Vice President & Assistant to CEO	Yasushi Shingai
Chief Operating Officer	Thomas A. McCoy
Senior Vice President, Research & Development	Masaharu Abe
Senior Vice President, Consumer & Trade Marketing	David Aitken
Senior Vice President, Legal / Corporate Affaires	Paul Bourassa
Senior Vice President, Finance / Information Technology & Chief Financial Officer	Jean-Francois Leroux
Senior Vice President, Human Resources	Jorg Schappei
Senior Vice President, Global Supply Chain / Global Leaf Procurement	Bill Schulz
Senior Vice President, Business Development	Frits Vranken
Regional President, CIS / Adriatica / Romania & WWDF	Martin Braddock
Regional President, Central Europe / Nordic	Stefan Fitz
Regional President, Asia Pacific	Hans-Gerd Hesse
Regional President, Middle East / Africa / Iran / Turkey	Fadoul Pekhazis
Regional President, United Kingdom / Ireland / OTP	Eddy Pirard
Regional President, Americas	Michel Poirier
Regional President, Western & Southern Europe / Baltics	Roberto Zanni

JT JTI

Completion of the Gallaher Acquisition

Appendix for the Release

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

JT

The acquisition of Gallaher Group Plc has been completed

- **All necessary procedures under UK law have been completed, and Gallaher Group Plc has now been acquired by the JT Group.**

  December 15, 2006: Approval granted at Gallaher's board meeting
  March 9, 2007: Approval granted at Gallaher shareholders' meeting
  April 17, 2007: Final court approval granted
  April 18, 2007: Acquisition completed

- **Regulatory approvals in the EU and in other countries**

  JT has obtained the unconditional approval of the relevant anti-trust authorities in the EU, Russia, South Africa, Ukraine, Turkey, Serbia, Albania, and Taiwan.

- **Acquisition Price: Approx. £7.5 billion (approx. ¥1.78 trillion)**

  Acquisition Price incl. net debt: Approx. £9.4 billion (approx. ¥2.25 trillion)

  Note: FX rate: 238.04 ¥/£ (as of April 17, 2007)

JT will continue to deliver sustainable growth as a leading global tobacco company.

Significance of the JT Group acquisition

Greater Scale

- Enhances position as the world's 3rd largest global cigarette manufacturer
- Greater economies of scale in a number of Europe and CIS markets

Mutually Complementary

- A more geographically balanced group with enhanced growth opportunities
- A competitive, balanced brand portfolio

Enhanced Capabilities

- Greater Virginia blend expertise and other tobacco products, including snus
- A more competitive, balanced portfolio will result in stronger retail presence


Greater Scale
Stronger position as the World's 3rd largest tobacco company
Top line growth opportunities
Operating efficiencies
Mutually Complementary
A more balanced international business
A competitive, balanced portfolio across many markets and price segments
Greater expertise in Virginia blend technology
Other tobacco product (OTP) technologies
Enhanced retail presence
Enhanced Capabilities

Major Tobacco Companies' Share (2005)

Total Volume (1) : 5,585 bn



Altria 17.7%
BAT 12.1%
Others 54.1%
JT(2) 7.4%
Gallaher 3.1%
New JT Group 10.5%
Altadis 2.4%
Imperial(3) 3.1%

Source: Companies' reports, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders"
(2): FY 3/2006
(3): FY 9/2005

JT

Complementary Geographies

Substantial increase in number of markets with No.1 or No.2 market share



3 + 5 = 10

JT: 3 Markets	Gallaher: 5 Markets	JT + Gallaher: 2 Markets
Japan	UK	Russia
Taiwan	Ireland	Ukraine
Malaysia	Austria	
	Sweden	
	Kazakhstan	

JT

Opportunities to strengthen JT's global brand portfolio

Gallaher | **JT**

Cigarettes

- Gallaher: B&H, SILK CUT, MAYFAIR, MEMPHIS, SOBRANIE, LD, SOVEREIGN, RONSON
- JT: CAMEL, Winston, MILD SEVEN, SALEM

OTP

- Hand Rolling tobacco: AMBER LEAF, OLD HOLBORN
- Snus: GUSTAVUS
- Cigars: Hamlet
- Pipe: CONDOR ORIGINAL

JT

Information on Gallaher Group Plc

- World's 5th largest global tobacco company

  [2006 Financial Highlights]
  - Sales Volume: 182.4 BN cigarettes
  - Total Sales: £8,401m (¥1,802.3bn)
  - Net Sales excl. excise: £2,734m (¥586.5bn)
  - EBITA: £692m (¥148.5bn)

  Source: Company's report
  Note: FX rate: 214.53 ¥/£ (2006 average rate)

- Position in United Kingdom, Ireland, Austria, Sweden, Russia, Ukraine, and Kazakhstan

- Strong brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Memphis, Sobranie, LD, Ronson, and Sovereign

- Also manufactures RYO tobacco, cigars, pipe tobacco, and snus

JT

Business Integration Policy

- One management team, one company
- Sense of urgency – complete integration plans by August
- Strictly minimize disruptions to existing business
- Maintain focus on consumers and customers
- Capture synergies in a disciplined and systematic manner

JT

One JTI Management team

- The new JTI Executive Committee has been announced, and is effective from April 18th.
- The JTI Integration Steering Committee will be chaired by Pierre de Labouchere.
- Nigel Northridge, the former CEO of Gallaher Group Plc, will serve on the Integration Steering Committee and will support the integration process for a period of 12 months.

<Reference>
New Executive Committee of JTI

President & Chief Executive Officer	Pierre de Labouchere
Executive Vice President & Assistant to the CEO	Yasushi Shingai
Chief Operating Officer	Thomas A. McCoy
Senior Vice President Research & Development	Masaharu Abe
Senior Vice President Consumer & Trade Marketing	David Aitken
Senior Vice President Legal & Corporate Affairs	Paul Bourassa
Senior Vice President Finance / Information Technology & Chief Financial Officer	Jean-François Leroux
Senior Vice President Human Resources	Jörg Schappei
Senior Vice President Global Supply Chain Global Leaf Procurement	Bill Schulz
Senior Vice President Business Development & IMO	Frits Vranken
Regional President CIS/Adriatica/Romania & WWDF	Martin Braddock
Regional President Central Europe/Nordic	Stefan Fitz
Regional President Asia Pacific	Hans-Gerd Hesse
Regional President Middle East/Africa/Iran/Turkey	Fadoul Pekhazis
Regional President United Kingdom/Ireland/OTP	Eddy Pirard
Regional President Americas	Michel Poirier
Regional President Western & Southern Europe/ Baltics	Roberto Zanni

END

JT